Mail Stop 3561

August 17, 2009

James T. McManus, II
Chief Executive Officer
Energen Corporation and Alabama Gas Corporation
605 Richard Arrington Jr. Boulevard North
Birmingham, AL 35203-2707

      Re: Energen Corporation and Alabama Gas Corporation
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed February 25, 2009
              Definitive Proxy Statement on Schedule 14A
              Filed March 20, 2009
              Form 10-Qs for the Fiscal Quarters ended March 31 and
              June 30, 2009
              Filed May 8 and August 7, 2009
              File No. 001-07810

Dear Mr. McManus:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Executive Officers of the Registrant, page 15

1. Please revise to describe the business experience of Russell E. Lynch for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Future Capital Resources and Liquidity, page 26

2. We note your discussion on page 30 under the caption "Outlook" concerning certain trends that may impact your business. In this regard we note that you state that you "expect an annualized decline rate of approximately 5 percent" for your proved developed producing properties for 2009 but you state later that this decline "rate is not necessarily indicative of the Company's expectations for its terminal decline rate on a term basis." Please revise your MD&A disclosure to provide an expanded overview and assessment of this trend in your discussion and analysis to enable a reader to ascertain the impact of this trend on the future performance of the company. Refer to Item 303(a) of Regulation S-K and the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No 33-8350, available at www.sec.gov.

Disclosure Controls and Procedures, page 85

3. We note your statement that your chief executive officer and chief financial officer have "concluded that our disclosure controls and procedures are effective as of December 31, 2008 at a reasonable assurance level." Please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>. This comment also applies to the disclosure provided by Alabama Gas Corporation.

Exhibit 32

4. Please provide separate certifications for each registrant rather than combining them on one certification.

Definitive Proxy Statement on Schedule 14A

Independence Determination, page 7

5. We note that you do not have a specific policy for review, approval or ratification of transactions with related persons; however, it is not clear from your disclosure how transactions are reviewed and approved. For example, you state that under your Code of Conduct that "Members of the board of directors, officers, and employees should not have any position with or a substantial interest in any business that might affect their independent judgment on behalf of Energen, unless the interest is fully disclosed to and approved by Energen," but you do not disclose who at Energen approves the position or interest. Please describe the procedure for a related person to obtain approval from Energen for a transaction. In this regard, please discuss whether related persons are required to seek approval prior to entering into a transaction. Further, disclose how you determine whether a related party is "interested" in a transaction. See Item 404(b) of Regulation S-K.

Directors and Executive Officers, page 15

6. Please clarify the disclosure in the table to indicate whether it includes shares each person has the right to acquire within 60 days. See Item 403 of Regulation S-K.

7. Please revise your disclosure for Mr. French to include the shares held by Dunn Investment Company or tell us why you believe this is not appropriate.

Compensation Discussion and Analysis, page 16

8. Please expand your disclosure to explain why the Officers Review Committee determined to set compensation for your executives at the 50th percentile of the market when you perform at target level. Please also revise to discuss how you determine that the target level has been achieved or clarify that you are referring to those elements of compensation, such as the Annual Incentive Compensation and the Performance Shares, which are tied to targeted performance metrics.

Key Recent Performance Indicators, page 17

9. We note that you disclose several of your performance metrics, most of which are utilized as performance criteria for purposes of compensation awarded under your

Annual Incentive Compensation Plan. Please include the results of all of the performance criteria you list on page 19.

Annual Incentive Compensation, page 18

10. We note that the Board of Directors has the discretion to award individual cash bonuses in addition to those paid under the Annual Incentive Compensation Plan. Please expand your disclosure to discuss any discretion that may be exercised in granting cash awards. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Severance Compensation Agreement and Change in Control, page 21

11. We note here and on page 30 you refer to a "change of control" as defined in the Severance Compensation Agreements entered into with Messrs. McManus, Porter, Richardson and Woodruff. Please revise to describe what constitutes a change of control under the severance agreement rather than referring readers to the agreements.

12. We note your disclosure "certain transactions involving the transfer of 80 percent or more of the voting securities of either of Energen Resources or Alabama Gas may also be deemed a change-in-control event for certain of our executive officers." Please expand your disclosure to explain for which officers this definition would trigger change control payments.

Executive Compensation, page 23

13. Please clarify that the option award amounts were the amounts recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS123R. See Item 402(k)(2)(iv) of Regulation S-K.

Form 10-Qs for the period ended March 31 and June 30, 2009

Item 4. Controls and Procedures, page 34

14. Please ensure that this discussion clearly indicates that you are providing this disclosure on behalf of both of the registrants, consistent with how you present this same disclosure in your Form 10-K. Please also confirm that you intended for the disclosure that appears in your periodic reports on Forms 10-Q to reflect the effectiveness determination of your disclosure controls and procedures as to both Energen Corporation and Alabama Gas Corporation.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director